

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Alfred Fernandez
President
End Fuel Corp.
18775 SW 27th Court
Miramar, Florida 33029

> **Re: End Fuel Corp.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-170016**

Dear Mr. Fernandez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Registration Statement on Form S-1

Summary Information, page 3

Company History, page 3

1. We note your response to comment 4 from our letter dated November 9, 2010 and your revised disclosure. Please further revise to discuss the relationships among Mr. Adelstein, Ms. Shnider and Mr. Fernandez. Explain why 2,000,000 shares were issued to the four minor aged children and why Mr. Fernandez was designated as custodian of those shares.

2. Further revise the disclosure in response to comment 5 from our letter dated November 9, 2010 to state that the note was issued as partial payment for your intellectual property and to reveal the parties to the note.

Description of Securities, page 12

Common Stock, page 12

3. Further revise the disclosure added in response to comment 11 from our letter dated November 9, 2010 to discuss the requirements of Rule 144(i) including the 1 year resale restriction.

Description of Business, page 13

General, page 13

4. We note your response to comment 12 from our letter dated November 9, 2010, but also note that End Fuel Corp. was the original name of the company at incorporation on June 2, 2008. We further note that your officer and director bought into the company on July 30, 2010 and completed the acquisition of your intellectual property the next day. These actions suggest a shift in business focus. Please advise and revise as necessary. In addition, move the applicable disclosure to your business section.

5. Supplement your revised disclosure in response to comment 14 from our letter dated November 9, 2010 to state that you issued a note payable as partial consideration and provide the material terms thereto.

Strategy and products, page 14

6. Further revise your disclosure pursuant to comment 17 from our letter dated November 9, 2010 to clearly indicate where the ultimate consumer of your products will be able to purchase each of your CDs, DVDs and Direct Downloads.

Sales and Marketing, page 14

7. Your revision in response to comment 18 from our letter dated November 9, 2010 does not make clear whether you have had any contact with candidates for the consultant position referenced. Further revise to clearly state.

Management's Discussion and Analysis, page 15

Plan of Operations, page 16

8. We note your response to comment 20 from our letter dated November 9, 2010 and your revised disclosure. Please elaborate. The current disclosure does not describe what your marketing effort will entail, the various steps to complete your effort, a time-line for completing those steps and the associated costs. Nor does your disclosure explain how you intend to fund these costs taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your ability/inability to raise further capital.

Limited Operating History, Need for Additional Capital, page 17

9. Supplement the disclosure in response to comment 23 from our letter dated November 9, 2010 to quantify your short-term liquidity needs and address whether the funding Mr. Fernandez may provide in conjunction with the proceeds raised from the offering will sufficiently meet those needs. If these sources are insufficient, describe management's plan to overcome that deficiency. In addition, clarify whether the interest payments on the note payable would continue if and when the principal is paid off.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

CC: Mr. James Schneider, Esq.
Via facsimile: (561) 362-9612